Exhibit 99.3

UNITED STATES OF AMERICA

BEFORE THE

BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

WASHINGTON, D.C.

In the Matter of
Docket Nos. 24-027-B-FB
TORONTO-DOMINION BANK	24-027-CMP-FB
Toronto, Canada	24-027-B-HC
24-027-CMP-HC
TD GROUP U.S. HOLDINGS, LLC
Cherry Hill, New Jersey	Order to Cease and Desist and
Order of Assessment of a Civil
and	Money Penalty Issued Upon Consent,
Pursuant to the Federal Deposit
TD BANK U.S. HOLDING COMPANY	Insurance Act, as Amended
Cherry Hill, New Jersey

WHEREAS, Toronto-Dominion Bank, Toronto, Canada (“TDB”), is a foreign bank as defined in section 1(b)(7) of the International Banking Act (12 U.S.C. § 3101(7)) that controls a large complex financial organization that consists of a number of separate business lines and legal entities in many countries around the world;

WHEREAS, TD Group U.S. Holdings, LLC, Cherry Hill, New Jersey (“TDGUS”), is an intermediate holding company that is a wholly-owned subsidiary of TDB;

WHEREAS, TD Bank U.S. Holding Company, Cherry Hill, New Jersey (“TDBUSH”), is a bank holding company and wholly-owned subsidiary of TDGUS;

WHEREAS, TDB conducts operations in the United States through TDGUS, TDBUSH, and its wholly-owned subsidiaries (the “U.S. Operations”), including two banks (the “National Banks”) regulated by the Office of the Comptroller of the Currency (“OCC”);

WHEREAS, the Board of Governors of the Federal Reserve System (“Board of Governors”) is the appropriate federal banking supervisor of TDB, TDGUS, and TDBUSH (collectively, the “Firm”);

WHEREAS, consistent with section 252.155(a)(2) of Regulation YY of the Board of Governors (12 C.F.R. § 252.155(a)(2)), TDGUS is required to maintain an enterprise-wide risk management program designed to identify and manage risks across the U.S. Operations;

WHEREAS, TDB has adopted an enterprise-wide risk management program designed to identify and manage compliance risks across the U.S. Operations related to all applicable anti-money laundering (“AML”) laws, rules, and regulations, including the Bank Secrecy Act (“BSA”) (31 U.S.C. § 5311 et seq.); the rules and regulations issued thereunder by the U.S. Department of the Treasury (31 C.F.R. Chapter X); and the AML regulations issued by the appropriate federal supervisors of TDB and its bank and nonbank subsidiaries, including but not limited to section 225.4(f) of Regulation Y of the Board of Governors (12 C.F.R. § 225.4(f)) (collectively, the “BSA/AML Requirements”);

WHEREAS, TDGUS, TDBUSH, and the National Banks, as appropriate, must comply with the BSA/AML Requirements;

WHEREAS, the most recent supervisory assessment of TDGUS issued by the Federal Reserve Bank of Philadelphia (“Reserve Bank”) identified significant deficiencies in oversight and risk management based on the failure of the National Banks to comply with the relevant BSA/AML Requirements;

WHEREAS, the OCC has issued a consent order and civil money penalty against the National Banks for failing to comply with the relevant BSA/AML Requirements (the “OCC Order”);

WHEREAS, the Financial Crimes Enforcement Network (“FinCEN”), a bureau of the U.S. Department of the Treasury, has issued a consent order and civil money penalty against the National Banks for failing to comply with the relevant BSA/AML Requirements;

WHEREAS, the U.S. Department of Justice (“DOJ”) has entered into an agreement with TD Bank, N.A., and TDBUSH (two subsidiaries of TDB and TDGUS) in which TD Bank, N.A., agrees to plead guilty to a criminal violation of 18 U.S.C. § 371 and TDBUSH agrees to plead guilty to criminal violations of 31 U.S.C. §§ 5322 and 5324;

WHEREAS, the material failure to remediate the Firm’s BSA/AML violations and deficiencies described herein and in the orders of the OCC, FinCEN, and DOJ may require additional and escalated formal actions by the Board of Governors against the Firm, including additional penalties or additional affirmative corrective actions pursuant to section 8(b)(6) of the FDI Act (12 U.S.C. § 1818(b)(6)) or other applicable authorities;

WHEREAS, it is the common goal of the Board of Governors, the Reserve Bank, and the Firm that the U.S. Operations operate in a safe and sound manner and in compliance with all applicable federal and state laws, rules, and regulations;

WHEREAS, the Firm and the Board of Governors have mutually agreed to enter into this consent Cease and Desist Order and Order of Assessment of a Civil Money Penalty (the “Order”) pursuant to section 8(b) and (i)(2)(B) of the Federal Deposit Insurance Act, as amended (the “FDI Act”) (12 U.S.C. § 1818(b) and (i)(2)(B));

WHEREAS, Canada’s Office of the Superintendent of Financial Institutions (“OSFI”) is the principal home country regulator of TDB and can act, with respect to the implementation of this Order, as permitted by the OSFI’s functions under the Office of the Superintendent of Financial Institutions Act;

WHEREAS, the boards of directors of TDB, TDGUS, and TDBUSH, at duly constituted meetings, adopted a resolution authorizing and directing the undersigned to enter into this Order on behalf of TDB, TDGUS, and TDBUSH, respectively, and consenting to compliance with each and every provision of this Order by TDB, TDGUS, and TDBUSH, and waiving any and all rights that TDB, TDGUS, and TDBUSH may have pursuant to section 8 of the FDI Act, including but not limited to: (i) the issuance of a notice of charges on any matters set forth in this Order; (ii) a hearing for the purpose of taking evidence on any matters set forth in this Order; (iii) judicial review of this Order; and (iv) challenge or contest, in any manner, the basis, issuance, validity, terms, effectiveness or enforceability of this Order or any provision hereof.

NOW, THEREFORE, it is hereby ordered that, before the filing of any notices, or taking of any testimony or adjudication of or finding on any issues of fact or law herein, and solely for the purpose of settling this matter without a formal proceeding being filed and without the necessity for protracted or extended hearings or testimony, pursuant to section 8(b)(1), (b)(3), and (b)(4) of the FDI Act (12 U.S.C. § 1818(b)(1), (b)(3), and (b)(4)), TDB, TDGUS, and TDBUSH shall cease and desist, and take affirmative actions as follows:

Board Oversight

1. Within 90 days of the effective date of this Order, the Firm’s boards of directors shall submit a written plan acceptable to the Reserve Bank to oversee the matters identified in this Order. The plan shall include the following three items:

(a) actions that the boards of directors will take to hold senior management accountable for executing effective and sustainable remediation plans by committed deadlines as required by this Order and the OCC Order;

(b) measures to ensure the Firm has dedicated adequate resources and staffing to execute the remediation required by this Order; and

(c) actions that the boards of directors will take to improve the quality, comprehensiveness, and granularity of the information and reports provided to the boards of directors to enable them to oversee senior management’s implementation of the remediation required by this Order.

Corporate Governance and Management Review

2. Within 30 days of the effective date of this Order, the boards of directors of TDB and TDGUS shall retain an independent third party acceptable to the Reserve Bank to assess the effectiveness of the Firm’s corporate governance, board and U.S. management structure, and staffing needs (the “Governance Review”), and to prepare a written report of findings and recommendations (the “Governance Report”). The Governance Review shall include the following two items: (i) an assessment of the current structure and composition of the Firm’s boards of directors and committees and a determination of the structure and composition needed to adequately oversee the U.S. Operations; and (ii) the identification of the Firm’s present and future management and staffing needs to adequately manage the U.S. Operations, including a management succession plan for U.S. senior executive officers.

3. Within 10 days of the Reserve Bank’s approval of the Governance Review’s independent third party, the boards of directors of TDB and TDGUS shall submit an engagement letter for approval by the Reserve Bank and for consideration by OSFI. The engagement letter shall require the independent third party to submit the Governance Report within 120 days of regulatory approval of the engagement letter, and shall include a commitment that the Governance Report will be provided to the Reserve Bank and OSFI at the same time that it is provided to the boards of directors of TDB and TDGUS and that any interim reports, drafts, workpapers, or other supporting material associated with the Governance Report will be made available to the Reserve Bank and OSFI upon request.

4. Within 60 days of receipt of the Governance Report, the boards of directors of TDB and TDGUS shall submit to the Reserve Bank and OSFI a written board oversight and management plan acceptable to the Reserve Bank that fully addresses the findings and recommendations in the report and describes the specific actions that the boards of directors of TDB and TDGUS will take to strengthen the Firm’s management and the corporate governance structure and to hire, as necessary, additional or replacement directors or staff to properly oversee and manage the U.S. Operations.

U.S. Remediation Office

5. Within 90 days of the effective date of this Order, the Firm shall submit a written plan to establish a Remediation Office in the United States that will operate under the oversight of the Firm’s boards of directors. The Remediation Office, which is to be staffed by a designated team of dedicated, qualified, and experienced individuals, will be responsible for the following four items:

(a) assessing the resources and staffing necessary to execute the remediation required by this Order;

(b) identifying the root causes of the BSA/AML compliance deficiencies described in this Order;

(c) assisting business and control functions in developing solutions to address the root causes of the BSA/AML deficiencies identified in this Order and assessing remediation plans for comprehensiveness, traceability, and accountability; and

(d) tracking, managing, and ensuring the development, implementation, and demonstrated sustainability of all remediation-related actions, including those in this Order.

U.S. Law Compliance Program

6. Within 60 days of the effective date of this Order, the Firm shall submit a compliance program acceptable to the Reserve Bank, including a timetable for implementation (the “U.S. Law Compliance Program”), that includes the following three items:

(a) the relocation to the United States of the part of the Firm’s global compliance function that is responsible for establishing and maintaining compliance with the BSA/AML Requirements by the Firm’s branches, affiliates, and global business lines;

(b) measures to ensure that the Firm appropriately identifies and communicates activities or deficiencies within its operations that may impact the ability of the U.S. Operations to comply with the BSA/AML Requirements; and

(c) policies and procedures that require the escalation of significant issues related to the BSA/AML Requirements to appropriate senior management for resolution.

BSA/AML Compliance Review

7. Within 30 days of the effective date of this Order, the Firm shall retain an independent third party acceptable to the Reserve Bank to conduct a review of the BSA/AML compliance elements of the U.S. Law Compliance Program (the “BSA/AML Compliance Review”) and to prepare a written report of findings and recommendations (the “BSA/AML Compliance Report”). The BSA/AML Compliance Review shall include, at a minimum, a comprehensive assessment of: (i) the Firm’s BSA/AML risk profile; (ii) the effectiveness of the Firm’s BSA/AML transaction monitoring systems; (iii) the Firm’s compliance with the BSA/AML Requirements related to suspicious activity monitoring and reporting; and (iv) the adequacy of the Firm’s resources, staffing, and governance structure for compliance with the BSA/AML Requirements. Any additional scope and the frequency of the BSA/AML Compliance Review shall be coordinated with the third-party reviews required by the orders of the OCC, FinCEN, and DOJ.

8. Within 10 days of the Reserve Bank’s approval of the independent third party, the Firm shall submit an engagement letter to the Reserve Bank for approval. The engagement letter shall require the independent third party to submit the BSA/AML Compliance Report within 90 days of regulatory approval of the engagement letter, and shall include a commitment that the BSA/AML Compliance Report will be provided to the Reserve Bank at the same time that it is provided to the Firm’s boards of directors and that any interim reports, drafts, workpapers, or other supporting material associated with the BSA/AML Compliance Report will be made available to the Reserve Bank upon request.

9. Within 60 days of the completion of the BSA/AML Compliance Report, the Firm shall submit a written plan acceptable to the Reserve Bank that fully addresses the findings and recommendations in the report and describes the specific actions that the Firm will take to strengthen the Firm’s compliance with the BSA/AML Requirements.

Resource Allocation for Remediation

10. To ensure adequate resources are allocated to the remediation required by this Order, prior to TDGUS or TDBUSH declaring or paying dividends, engaging in share repurchases, or making any other capital distribution, the Firm’s boards of directors shall certify to the Reserve Bank that the Firm has allocated appropriate resources and staffing to the remediation required by this Order. The certification shall be received in writing at least 30 days prior to the earlier of the proposed payment or distribution and contain, at a minimum: (i) a detailed description of and justification for the Firm’s current allocation of compliance resources related to this Order; (ii) a detailed description of the Firm’s timely progress in satisfying the remediation outlined in the plans and programs required by this Order; (iii) whether the Firm anticipates increasing or decreasing resources allocated for the remediation required by this Order; and (iv) the identification of the source of funding for the proposed payment or distribution.

Accountability for Employees Involved in Misconduct

11. TDB, TDGUS, and TDBUSH shall not in the future directly or indirectly retain any individual as an officer, employee, agent, consultant, or contractor of the Firm or any subsidiary or affiliate thereof who, based on the investigative record compiled by the Firm: (i) participated in the misconduct underlying this Order; (ii) was subjected to formal disciplinary action as a result of the Firm’s internal disciplinary or performance reviews in connection with the misconduct described above; or (iii) either separated from the Firm or had his or her employment legally terminated in connection with the misconduct described above. TDB, TDGUS, and TDBUSH shall continue to cooperate fully with and provide substantial assistance to the Board of Governors, including, but not limited to, the provision of information, testimony, documents, records, and other tangible evidence and shall perform analyses as directed by the Board of Governors in connection with any investigations of individuals who are or were institution-affiliated parties of the Firm and who were involved in the misconduct underlying this Order.

12. For purposes of clarity and not limitation, substantial assistance as used in this Order means the Firm will use its best efforts, as determined by the Board of Governors, to make available for interviews or testimony, as requested by the Board of Governors, present or former officers, directors, employees, agents, and consultants of the Firm. This obligation includes, but is not limited to, sworn testimony pursuant to administrative subpoena as well as interviews with regulatory authorities. Cooperation under this paragraph shall also include identification of witnesses who, to the Firm’s knowledge, may have material information regarding the matters under investigation.

Assessment of Civil Money Penalty

13. The Board of Governors hereby assesses TDB, TDGUS, and TDBUSH a joint civil money penalty in the amount of $123,500,000, which shall be paid upon the execution of this Order by Fedwire transfer of immediately available funds to the Federal Reserve Bank of Richmond ABA No. 051053310, beneficiary, Board of Governors of the Federal Reserve System. This penalty is a penalty paid to a government agency for a violation of law for purposes of 26 U.S.C. § 162(f) and 26 C.F.R. § 1.162-21. The Federal Reserve Bank of Richmond, on behalf of the Board of Governors, shall distribute this sum to the U.S. Department of the Treasury, pursuant to section 8(i) of the FDI Act (12 U.S.C. § 1818(i)).

Primary Contact

14. Within 10 days following the effective date of this Order, TDB, TDGUS, and TDBUSH shall designate an officer to be responsible for coordinating and submitting to the Reserve Bank the written plans and program required by paragraphs 1, 4, 5, 6, and 9 of this Order. Any changes in designated officers must be communicated timely throughout the course of this Order. Such officer shall serve as the primary contact for the Reserve Bank for purposes of this Order.

Approval, Implementation, and Progress Reports

15. The boards of directors of TDB, TDGUS, and TDBUSH shall jointly submit the written plans and program to the Reserve Bank within the applicable time periods set forth in paragraphs 1, 4, 5, 6, and 9 of this Order. Each plan shall contain a timeline for full implementation with specific deadlines for the completion of each component of the plan.

16. The independent third parties acceptable to the Reserve Bank shall be retained by the Firm in accordance with the Reserve Bank’s requirements within the time periods set forth in paragraphs 2 and 7 of this Order. The engagement letters acceptable to the Reserve Bank shall be submitted within the time periods set forth in paragraphs 3 and 8 of this Order.

17. Within 30 days after the end of the first full calendar quarter following the date of this Order and each quarter thereafter, the boards of directors of TDB, TDGUS, and TDBUSH shall jointly submit to the Reserve Bank written progress reports detailing the form and manner of all actions taken to secure compliance with this Order, a timetable and schedule to implement specific remedial actions to be taken, and the results thereof, and copies of all written progress reports required under the OCC Order.

Communications

18. All communications regarding this Order shall be sent to:

(a)	Jason A. Gonzalez

Deputy Associate General Counsel

Board of Governors of the Federal Reserve System

20th & C Streets, N.W.

Washington, D.C. 20551

(b)	Kori Connelly

Senior Vice President and General Counsel

William Spaniel

Senior Vice President and Lending Officer

Federal Reserve Bank of Philadelphia

Ten Independence Mall

Philadelphia, PA 19106

(c)	Jane A. Langford

Executive Vice President and

General Counsel

TD Bank Group

66 Wellington Street West, TD Tower 4th Floor

Toronto, Canada M5K 1A2

(d)	Cynthia B. Adams

Head of U.S. Legal and

General Counsel, TD Bank, N.A.

One Vanderbilt Ave

New York, NY 10017

Miscellaneous

19. Notwithstanding any provision of this Order to the contrary, the Reserve Bank may, in its sole discretion, grant written extensions of time to the boards of directors of TDB, TDGUS, and TDBUSH, as applicable, to comply with any provision of this Order.

20. The provisions of this Order shall be binding on TDB, TDGUS, TDBUSH, and their institution-affiliated parties, as defined in sections 3(u) and 8(b)(3)-(4) of the FDI Act (12 U.S.C. §§ 1813(u) and 1818(b)(3)-(4)), in their capacities as such, and their successors and assigns.

21. Each provision of this Order shall remain effective and enforceable until stayed, modified, terminated, or suspended in writing by the Reserve Bank.

22. Except as otherwise provided in this paragraph, the Board of Governors hereby agrees not to initiate any further enforcement actions, including for civil money penalties, against TDB, TDGUS, TDBUSH, and their affiliates, successors, and assigns, with respect to the conduct described in the WHEREAS clauses of this Order to the extent known by the Board of Governors as of the effective date of this Order. This release and discharge shall not preclude or affect: (i) any right of the Board of Governors to determine and ensure compliance with this Order; (ii) any proceedings brought by the Board of Governors to enforce the terms of this Order; or (iii) any proceedings brought by the Board of Governors against individuals who are or were institution-affiliated parties of TDB, TDGUS, or TDBUSH.

23. Except as provided in paragraph 22, the provisions of this Order shall not bar, estop, or otherwise prevent the Board of Governors, the Reserve Bank, or any other federal or state agency from taking any other action affecting TDB, TDGUS, TDBUSH, any of their subsidiaries, or any of their current or former institution-affiliated parties and their successors and assigns.

By Order of the Board of Governors of the Federal Reserve System, effective this 9th day of October, 2024.

TORONTO-DOMINION BANK		BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

By:	/s/ Jane A. Langford	By:	/s/ Ann E. Misback
	Jane A. Langford		Ann E. Misback
	Executive Vice President and General Counsel		Secretary of the Board

TD GROUP U.S. HOLDINGS, LLC

By:	/s/ Cynthia B. Adams
Cynthia B. Adams
Head of U.S. Legal and General Counsel, TD Bank, N.A.

TD BANK U.S. HOLDING COMPANY

By:	/s/ Cynthia B. Adams
Cynthia B. Adams
Head of U.S. Legal and General Counsel, TD Bank, N.A.

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